Exhibit 99

Joint Filer Information

Name: MVMA, L.P., MVMA, Inc., Mellon Bank,
      N.A. and Mellon Financial Corporation
Relationship: General Partner of Mellon Ventures, L.P. and General Partner of
              that general partner and parent companies
Addresses: c/o Mellon Ventures, L.P., One Mellon Bank Center,
           Pittsburgh, PA 15258
Designated Filer: Mellon Ventures, L.P.Issuer & Ticker
Symbols: AirNet Communications Corporation (ANCC)
Date of Event Requiring Filing: 8/13/03